                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549



                                    FORM 11-K

(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934
     For the Fiscal year ended December 31, 2001

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from

                           Commission File No: 1-10955

                     THE ENVIRONMENTAL ELEMENTS CORPORATION
                         401(K) RETIREMENT SAVINGS PLAN

                       ENVIRONMENTAL ELEMENTS CORPORATION
                               3700 Koppers Street
                            Baltimore, Maryland 21227

ENVIRONMENTAL ELEMENTS CORPORATION
401(K) RETIREMENT SAVINGS PLAN

Audited Financial Statements and Supplemental Schedule

Year ended December 31, 2001 with Report of Independent Auditors

                       Environmental Elements Corporation

                         401(k) Retirement Savings Plan

             Audited Financial Statements and Supplemental Schedule

                          Year ended December 31, 2001

                                Table of Contents

Report of Independent Auditors .....................................    1

Audited Financial Statements

Statements of Net Assets Available for Benefits ....................    5
Statement of Changes in Net Assets Available for Benefits ..........    6
Notes to Financial Statements ......................................    7

Supplemental Schedule

Schedule of Assets (Held at End of Year) ...........................   11

                         Report of Independent Auditors


Report of Independent Auditors

Administrative Committee
Environmental Elements Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Environmental Elements Corporation 401(k) Retirement Savings Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Environmental Elements Corporation 401(k) Retirement Plan as of and for the year ended December 31, 2000, were audited by other auditors whose report dated June 27, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Ernst & Young LLP

Baltimore, Maryland
June 22, 2002
                                                                               2

This is a copy of the audit report previously issued by Arthur Andersen in connection with the Plan's filing on Form 11-K for the year ended December 31, 2000. This audit report has not been reissued by Arthur Andersen in connection with this filing on Form 11-K. See exhibit 23.2 for further discussion.


Report of independent public accountants


To the Administrative Committee of
The Environmental Elements Corporation
401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Environmental Elements Corporation 401(k) Retirement Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments held is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP

Baltimore, Maryland
June 27, 2001
                                                                               3

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-83416) pertaining to the 401(k) Retirement Savings Plan of Environmental Elements Corporation of our report dated June 22, 2002, with respect to the financial statements and schedules of the Environmental Elements Corporation 401(k) Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.


/s/ Ernst & Young LLP

Baltimore, Maryland
                                                                               4

                       Environmental Elements Corporation
                         401(k) Retirement Savings Plan

                 Statements of Net Assets Available for Benefits


                                                                     December 31
                                                               2001                2000
                                                        --------------------------------------

Assets
Investments                                                 $5,444,466          $5,471,672

Receivables:
  Employee contributions                                        24,649                   -
  Employer contributions                                         8,650                   -
                                                            ----------          ----------
                                                                33,299                   -
                                                            ----------          ----------
Net assets available for benefits                           $5,477,765          $5,471,672
                                                            ==========          ==========


See accompanying notes.

                       Environmental Elements Corporation
                         401(k) Retirement Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001


Additions:
  Contributions-
    Employer                                                        $      71,419
    Employee                                                              429,219
                                                                    -------------
Total contributions                                                       500,638

   Interest and dividends                                                 129,930
   Net realized and unrealized appreciation in fair value
    of investments                                                        120,156
                                                                    -------------
Total additions                                                           750,724

Deductions:
   Benefit distributions                                                 (744,631)
                                                                    -------------

Net increase for the year                                                   6,093
Net assets available for benefits at beginning of year                  5,471,672
                                                                    -------------
Net assets available for benefits at end of year                    $   5,477,765
                                                                    =============


See accompanying notes.

                       Environmental Elements Corporation
                         401(k) Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 2001

1. Significant Accounting Policies

Basis of Accounting

The financial statements of the Environmental Elements Corporation (the Company or Plan Sponsor) 401(k) Retirement Savings Plan (the Plan) have been prepared on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Investments in mutual funds of registered investment companies are valued at quoted market prices on the last day of the Plan year. Participant loans are valued at the unpaid principal balance, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

All administrative expenses are borne by the Company and, as such, have not been included in the accompanying financial statements.

Forfeited Accounts

Forfeited nonvested accounts are used to reduce employer contributions to the Plan. During the year ended December 31, 2001 forfeited funds totaling $6,695 were used to reduce employer contributions.

                       Environmental Elements Corporation
                         401(k) Retirement Savings Plan

                    Notes to Financial Statements (continued)



2. Plan Description

General

The following description of the Plan provides only general information. Further information about the Plan is contained in the Basic Plan Document. A copy of this document is available upon request from the Plan Sponsor.

The Plan, a defined contribution 401(k) plan, was established effective October 1, 1989. Effective December 31, 1994, the Environmental Elements Service Corporation Thrift Incentive Plan (the EESC Plan) was merged with the Plan. Employees of the Company must be at least 18 years old to be eligible to participate in the Plan and are eligible to join the Plan on January 1, April 1, July 1 or October 1 following the completion of six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the terms of the Plan, an employee must make a salary reduction contribution to the Plan in order to participate. Participants may contribute from 1% to 15% of their annual compensation on a pre-tax basis. These amounts are invested in one or more investment alternative based upon the decisions of the Plan participants. Allocations of income are based on the proportion of each participant's account balance to the total of all account balances within each fund. On termination of service, a participant may elect to receive a lump-sum amount equal to the vested value of his or her account. The Plan also provides for partial or complete distributions of their account balance upon attainment of age 59-1/2 or in the case of financial hardship, as determined by the Administrative Committee.

The Company will match 50% of the participant's contribution to the Plan, not to exceed 3% of their salary. The Employer match is only made through the purchasing of Employer common stock on the open market. The Employer contribution shall be allocated as of the last day of the Plan year. Participants become fully vested in Employer matching contributions upon completion of five years of service. A year of service is defined as a consecutive twelve-month period in which an employee completes one thousand hours of service. Voluntary contributions by participants are fully vested when made. Nonvested employer contributions that are forfeited are used to reduce future employer contributions.

                       Environmental Elements Corporation
                         401(k) Retirement Savings Plan

                    Notes to Financial Statements (continued)





2. Plan Description (continued)

Participant Loans

Participants are permitted to borrow against their vested account balance. A participant may take out a loan of $50,000 or up to 50% of his/her vested balance, whichever is less. Loans must be repaid to the participant's account through payroll deductions on an after-tax basis. All loans must be repaid within 5 years unless for the purchase of a primary residence (extended to 10 years). A participant may have only one loan outstanding at a time. A loan shall bear interest at a rate that is consistent with the provisions of the Internal Revenue Code; and the interest rate so determined shall remain fixed throughout the duration of the loan.

3. Investments

During 2001, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $120,156 as follows:



Mutual funds                                                           $  (741,298)
Environmental Elements Corporation Common Stock                            861,454
                                                                       ------------
                                                                       $   120,156
                                                                       ============

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:



                                                                   December 31
                     Investment                               2001                2000
------------------------------------------------------------------------------------------
Putnam Stable Value Fund                                 $   1,315,725       $   1,270,184
The Putnam Fund for Growth and Income                        1,343,345           1,480,512
Putnam International Growth Fund                               480,169             617,061
Putnam Vista Fund                                              498,839             879,300
Environmental Elements Corporation Common Stock              1,115,317             363,078


                       Environmental Elements Corporation
                         401(k) Retirement Savings Plan

                   Notes to Financial Statements (continued)



4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 18, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                   December 31
                                                             2001               2000
                                                        ---------------------------------


Net assets available for benefits per the
   financial statements                                 $    5,477,765     $    5,471,672
Less: Contributions receivable                                  33,299                  -
                                                        ---------------------------------
Net assets available for benefits per the Form 5500     $    5,444,466     $    5,471,672
                                                        =================================

The following is a reconciliation of contributions per the financial statements to the Form 5500:

                                                                Year ended
                                                               December 31,
                                                                   2001
                                                              --------------

Contributions per the financial statements                    $   500,638
Less: Contributions receivable at December 31, 2001                33,299
                                                              -----------
Contributions per the Form 5500                               $   467,339
                                                              ===========

                              Supplemental Schedule

                       Environmental Elements Corporation
                         401(k) Retirement Savings Plan

                            EIN: 52-1303748 Plan #003

                    Schedule of Assets (Held at End of Year)

                     Schedule H, Line 4i - December 31, 2001


                                                                                             Current
    Description of Investments              Number of Shares            Cost**                Value
------------------------------------------------------------------------------------------------------


*Mutual funds:
 Putnam Stable Value Fund                      1,315,225                              $     1,315,725
 The George Putnam Fund of Boston                 12,111                                      202,739
 Putnam OTC Emerging Growth Fund                  28,693                                      215,200
 Putnam Income Fund                               19,383                                      125,793
 The Putnam Fund for Growth and
   Income                                         75,810                                    1,343,345
 Putnam International Growth Fund                 24,226                                      480,169
 Putnam Vista Fund                                57,736                                      498,839
 Putnam Investors Fund                            11,364                                      131,250
                                                                                      ----------------
Total mutual funds                                                                          4,313,060
                                                                                      ----------------
*Environmental Elements
    Corporation Common Stock                     278,829                                    1,115,317

Participant loans                          Interest rates from
                                              7.75% to 8.5%                                    16,089
                                                                                      ----------------
Total investments                                                                     $     5,444,466
                                                                                      ================

*   Party in interest

** Historical cost has not been presented as all investments are participant-directed.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENVIRONMENTAL ELEMENTS CORPORATION 401(K)
RETIREMENT SAVINGS PLAN



/s/ Lawrence Rychlak                                         June 28, 2002
--------------------------                                   -------------
Lawrence Rychlak                                                 Date
Plan Administrator